United States Securities and Exchange Commission
Division of Corporation Finance
March 1, 2016

March 1, 2016
Via EDGAR

Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549
Attention: Brad Skinner, Senior Assistant Chief Accountant
Wei Lu, Staff Accountant

Re:    PDC Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
Supplemental Response dated January 29, 2016
File No. 000-07246
Ladies and Gentlemen:
With respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated February 18, 2016 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on February 19, 2015 (the “Annual Report”) by PDC Energy, Inc. (the “Company”), the Company responds as follows:
The comments of the staff are set forth below for ease of reference, and are numbered to correspond to the numbered comments in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Crude Oil and Natural Gas Information, page 88

1.
We have reviewed your response to prior comment two. Please revise your proved undeveloped (“PUD”) reserves roll-forward table to separately present the volumes related to purchases, dispositions, extensions and discoveries, and other additions. Additionally, reconcile the amounts provided in your response to the amounts reported as extensions and dispositions in the tabular presentation of changes in proved undeveloped reserves on page 90 of your Form 10-K.

United States Securities and Exchange Commission
Division of Corporation Finance
March 1, 2016

Response:
As requested by the Staff, the following tables separately present the volumes related to purchases, dispositions, extensions and discoveries and other additions. The amounts included in the tables below agree with those amounts reported as extensions and dispositions in the tabular presentation of changes in proved undeveloped reserves on page 90 of the Annual Report.

Table 1 (MBoe)
Year of Initial Booking	Beginning Proved Undeveloped Reserves, January 1, 2012	Converted to Developed	Revisions from Changes in Development Plan	Revisions due to Pricing, Updated Interests & Expenses	Revisions due to Type Curve Adjustments & Other Factors	Total Revisions to Previous Estimates	Extensions, Discoveries and Other Additions	Purchases of Reserves	Dispositions	Ending Proved Undeveloped Reserves, December 31, 2012

2009	31,638	(3,883)	(18,715)	(755)	(4,417)	(23,887)	(3,868)	—	—	—
2010	12,724	(408)	(3,222)	(624)	2,176	(1,670)	(185)	—	(2,468)	7,993
2011	46,328	(3,364)	(16,353)	(920)	2,509	(14,764)	(1,450)	—	(5,710)	21,040
2012	—	—	—	—	—	—	62,146	19,878	—	82,024
	90,690	(7,655)	(38,290)	(2,299)	268	(40,321)	56,643	19,878	(8,178)	111,057

Amount Shown in Annual Report	90,690	(7,655)				(40,321)	56,643	19,878	(8,178)	111,057
Table 2 (MBoe)
Year of Initial Booking	Ending Proved Undeveloped Reserves, December 31, 2012	Converted to Developed	Revisions from Changes in Development Plan	Revisions due to Pricing, Updated Interests & Expenses	Revisions due to Type Curve Adjustments & Other Factors	Total Revisions to Previous Estimates	Purchases, Dispositions, Extensions, Discoveries and Other Additions	Purchases of Reserves	Dispositions	Ending Proved Undeveloped Reserves, December 31, 2013

2010	7,993	(511)	(4,537)	39	632	(3,866)	(464)	—	—	3,152
2011	21,040	(1,110)	(11,496)	1,677	1,289	(8,530)	(1,111)	—	—	10,288
2012	82,024	(1,591)	(32,853)	869	4,651	(27,333)	(1,463)	—	—	51,638
2013	—	—	—	—	—	—	125,143	—	—	125,143
	111,057	(3,212)	(48,886)	2,585	6,572	(39,729)	122,105	—	—	190,221

Amount Shown in Annual Report	111,057	(3,212)				(39,729)	122,105	—	—	190,221
Table 3 (MBoe)
Year of Initial Booking	Ending Proved Undeveloped Reserves, December 31, 2013	Converted to Developed	Revisions from Changes in Development Plan	Revisions due to Pricing, Updated Interests & Expenses	Revisions due to Type Curve Adjustments & Other Factors	Total Revisions to Previous Estimates	Purchases, Dispositions, Extensions, Discoveries and Other Additions	Purchases of Reserves	Dispositions	Ending Proved Undeveloped Reserves, December 31, 2014

2010	3,152	—	—	—	—	—	—	—	(3,152)	—
2011	10,289	—	(507)	142	78	(287)	—	—	(5,540)	4,462
2012	51,637	(2,431)	(16,096)	(56)	(40)	(16,192)	(2,218)	—	(3,132)	27,664
2013	125,143	(10,299)	(37,111)	(950)	12,542	(25,519)	(7,278)	—	(18,517)	63,530
2014	—	—	—	—	—	—	79,568	—	—	79,568
	190,221	(12,730)	(53,714)	(864)	12,580	(41,998)	70,072	—	(30,341)	175,224

Amount Shown in Annual Report	190,221	(12,730)				(41,998)	70,072	—	(30,341)	175,224

United States Securities and Exchange Commission
Division of Corporation Finance
March 1, 2016

Totals noted above agree with amounts reported for the respective classifications of changes in proved undeveloped reserves in the tabular presentation on page 90 of the Annual Report. It should be noted that a misclassification of certain changes in reserves associated with wells converted from PUD’s in prior years to Developed reserves was discovered. When calculating this data and preparing the tables, negative amounts were included in the Extensions, Discoveries and Other Additions category in the Annual Report as follows: 3,868 Mboe, 185 Mboe and 1,450 Mboe (totaling 5,503 Mboe) for the year ending December 31, 2012; 464 Mboe, 1,111 Mboe and 1,463 Mboe (totaling 3,038 Mboe) for the year ending December 31, 2013; and 2,218 Mboe and 7,278 Mboe (totaling 9,496 Mboe) for the year ending December 31, 2014. The negative amounts should have been included in the Revisions of Previous Estimates category for each year as Revisions due to Type Curve Adjustments and Other Factors. Based upon the immateriality of these misclassifications, we did not correct such volumes for the years ended December 31, 2013 and 2014 in our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). The amounts misclassified were immaterial at 5.0%, 1.6% and 5.4% of PUD reserves for 2012, 2013 and 2014, respectively, and 2.9%, 1.1% and 3.8% of total proved reserves for 2012, 2013 and 2014, respectively. Further, misclassification of such amounts in the tabular presentation had no impact on year-end total PUD or proved reserves volumes, or on any other reserve information or tables included in supplemental information within the Annual Report, for any year presented. Additionally, this misclassification did not have an impact to any of our financial statements. In the 2015 Form 10-K, the corresponding type of activity was appropriately included in the Revisions of Previous Estimates category for the year ended December 31, 2015.

2.
We note your response to comment three relating to the material downward revisions in PUD reserves. You explained that you increased your proved well density from four wells per section to six wells per section at the end of 2013 and then increased to eight wells per section in 2014. You included the PUD reserves related to these removed well locations in the Revisions category and included the PUD reserves related to the new wells in the Extensions and Discoveries category. Please tell us how you considered the guidance under FASB ASC 932-235-50-5 in classifying these changes. In this regard, explain why you believe it is appropriate to classify gross PUD volumes attributable to new wells as extensions, rather than reporting the net increase as a revision.

Response:
Based upon our interpretations of definitions included in the guidance under FASB ASC 932-235-50-5, we believe that our classification of changes to PUD reserves within the Extensions, Discoveries and Other Additions and Revisions of Previous Estimates categories are correct.
ASC 932-235-50-5-a defines Revisions as “changes in previous estimates of proved reserves, either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from development drilling and production history or resulting from a change in economic factors.”
FASB ASC 932-235-50-5-d-1 defines Extensions as “additional proved reserves that result from an extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery.”
To add clarity to our previous response to comment three relating to the material downward revisions in PUD reserves, please note that the majority of our PUDs booked in each preceding years located within the sections that were downspaced in each subsequent year were kept in our proved reserves year over year, and thus any changes in those reserve volumes due to changes in prices or type curves show up in Revisions as defined by FASB ASC 932-235-50-5-a. However, any additional locations added within the downspaced sections were included in the Extensions, Discoveries and Other Additions category because they were interpreted by us to be an extension of the proved drainage area, and thus allow us the capability of recovering more proved reserves per section as defined by FASB ASC 932-235-50-5-d-1.

United States Securities and Exchange Commission
Division of Corporation Finance
March 1, 2016

The reserves associated with the dropped PUDs included in the Revisions of Previous Estimates category from each preceding year are primarily comprised of locations within sections of the field where the expected development dates were subsequently delayed beyond five years of initial booking date due to drill schedule changes associated with drilling the additional PUDs within the downspaced sections of the field as referred to above. The reserves associated with the dropped PUDs were downward changes in previous estimates of proved reserves on existing proved acreage and were interpreted by us to be revisions as per FASB ASC 932-235-50-5-a.
The Company hereby acknowledges a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned with any questions at 303.860.5800.

Sincerely,

/s/ Gysle R. Shellum

Gysle R. Shellum
Chief Financial Officer